March 27, 2006


Daniel H. Morris
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

            Re: J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form S-3
                  File No. 333-130786
                  -------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of J.P. Morgan Chase Commercial Mortgage Securities Corp. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 A.M., Washington, D.C. time on March 31, 2006, or as soon thereafter as practicable.

            The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement.

            The undersigned acknowledges hereby provides the following acknowledgments:

            o The Registrant acknowledges that should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

            o The Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

            o The Registrant also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    J.P. MORGAN CHASE COMMERCIAL MORTGAGE
                                    SECURITIES CORP.


                                    By:        /s/ Dennis Schuh
                                         -------------------------------
                                         Name:   Dennis Schuh
                                         Title:  Vice President

                                    J.P. MORGAN SECURITIES INC.


                                    By:         /s/ Dennis Schuh
                                         -------------------------------
                                         Name:   Dennis Schuh
                                         Title:  Vice President



cc:  Max A. Webb
     Bianca Russo